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                            January 27, 2021

       Ernie Herrman
       Chief Executive Officer
       The TJX Companies, Inc.
       770 Cochituate Road
       Framingham, MA 01701

                                                        Re: The TJX Companies,
Inc.
                                                            Form 10-K for
Fiscal Year Ended February 1, 2020
                                                            Filed March 27,
2020
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 23,
2020
                                                            File No. 001-04908

       Dear Mr. Herrman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Proxy Statement on Schedule 14A

       Compensation Discussion and Analysis, page 26

   1. We note your disclosure in your Form 10-K for the fiscal year ended February 1, 2020 that you repurchased
27.1 million shares of your common stock for $1.5 billion and that your earnings per share
reflected a benefit from these stock repurchase programs. We also note that earnings per
share growth is one of the performance metrics used in your long-
                                                        term equity incentive
programs and specifically with respect to your Performance Share
                                                        Units. In future
filings, please discuss if and how your stock repurchase programs affected the manner in
which the Executive Compensation Committee set the relevant
                                                        targets used in your
long-term equity incentive programs and determined if such targets were achieved. Refer to
Item 402(b)(2) of Regulation S-K.
 Ernie Herrman
The TJX Companies, Inc.
January 27, 2021
Page 2
2. We note your disclosure on page 16 that you use both adjusted annual pre-tax income and adjusted total annual sales to determine payouts under your management incentive program. It appears that these are non-GAAP financial measures. In future filings, please provide disclosure regarding how any non-GAAP numbers are calculated from your audited financial statements. We note that we are unable to determine the certain adjustments from your audited financial statements resulting in pre-tax income of
         $4,934,769 and total sales of $41,795,008. See Instruction 5 to Item 402(b) of Regulation
         S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameErnie Herrman                              Sincerely,
Comapany NameThe TJX Companies, Inc.
                                                             Division of
Corporation Finance
January 27, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName